

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

David Shan
Chief Executive Officer
Massimo Group
3101 W Miller Road
Garland, TX 75041

> **Re: Massimo Group**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 26, 2023**
> **CIK No. 0001952853**

Dear David Shan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed October 26, 2023

Business, page 51

1.   We note your disclosure that "all but the electric Pontoon Boats are now available for sale." Please provide updated information as to the current stage of development for the electric Pontoon Boats.

Intellectual Property, page 63

2.   We note that you currently hold eight patents in the United States. Please disclose when these patents expire. Consider providing tabular disclosure in addition to narrative disclosure.

Management, page 67

3.   We note you removed the biographical information for Co Vice President Quenton Peterson from this section, but note that he is still signing the document as Vice President. Please either restore the biographical information, or remove his signature.

     Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing